
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 4, 2009

Mr. Michael G. Moore
Chief Financial Officer
Gulfport Energy Corporation
14313 North May Avenue, Suite 100
Oklahoma City, Oklahoma 73134

> **Re:** **Gulfport Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 7, 2008**
> **Response Letters Dated December 18, 2008 and January 27, 2009**
> **File No. 000-19514**

Dear Mr. Moore:

     We have reviewed your filings and response letters and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Engineering Comments</u>

<u>Form 10-K for the Fiscal Year Ended December 31, 2007</u>

<u>General</u>

1.   We have reviewed your responses and the supplemental material you provided to address the issues identified in comment four of our letter dated December 3, 2008 and comment two of our letter dated January 16, 2009. As these are your largest proved undeveloped projects, which you have apparently carried as proved since 2001, please explain to us why they have not been developed in the eight years of being classified as proved undeveloped reserves. We note that in the last

three years you have drilled 70 wells at the WCBB field and oil prices have been at record high levels during those years.

2.   Given the large decline in oil prices over the last six months, we do not see how you could support a position of there being reasonable certainty that these three wells will be drilled, especially given the fact that you did not drill them in over eight years when oil prices were at record high levels. It appears that recent market conditions and your past delay in developing these reserves are not consistent with continuing to classify these reserves as proved. Please confirm to us if this is your position. If it is not your position, please explain to us why you, and apparently your third party engineer, still consider these to be proved reserves, and tell us the date that you plan to drill these wells.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief